RADVISION                           Arnold Taragin Esq., Adv.
24 Raul Wallenberg St.              Corporate Vice President and General Counsel
Tel Aviv 69719 Israel               Tel: 972.3.767.9344
                                    Facsimile: 972.3.767.9382

February 9, 2007

Stephen G. Krikorian
Branch Chief-Accounting
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
----------------------

RE:      RADVISION LTD.
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FORMS 6-K FILED ON APRIL 27, JULY 27, AUGUST 7 AND OCTOBER 26, 2006 FILE NO. 0-29871

Dear Mr. Krikorian,

We are submitting this letter in response to the written comments of the staff of the Securities and Exchange Commission (the "Staff"), in a letter addressed to Mr. Boaz Raviv, Chief Executive Officer, of our Company, dated December 21, 2006 with respect to our Form 20-F for fiscal year ended December 31, 2005 and Forms 6-K filed on April 27, July 27, August 7, 2006 and October 26, 2006. We have repeated your numbered comments below and have provided a response to each comment.


FORM 20-F FISCAL YEAR ENDED DECEMBER 31, 2005
---------------------------------------------

COMMITMENTS AND CONTINGENCIES, PAGES F-23 THROUGH F-25
------------------------------------------------------

1. NOTWITHSTANDING YOUR DISCLOSURE OF THE CUMULATIVE CONTINGENT LIABILITY FOR PATENT CLAIMS AND MATERIALITY ANALYSIS PROVIDED IN YOUR RESPONSE TO COMMENT 1 OF OUR LETTER DATED OCTOBER 3, 2006, WE BELIEVE THAT YOU ARE REQUIRED TO COMPLY WITH THE PROVISIONS OF RULE 5-02(20) OF REGULATION S-X. THAT IS, YOU MUST SEPARATELY PRESENT ANY INDIVIDUAL ITEM IN EXCESS OF 5 PERCENT OF TOTAL CURRENT LIABILITIES. REVISE YOUR PRESENTATION ACCORDINGLY.

We accept the comment of the Staff and will revise our disclosure in our filing of our Form 20-F for Fiscal Year 2006. Regulation S-X 210.05-02(20) requires us to state separately in the balance sheet or in the note thereto, any item exceeding 5% of total current liabilities. As such, we will present separately in a note to the balance sheet ("Accrued expenses and other accounts payables") the contingent liability for patent claims for each relevant period presented. It should be noted that in our Form 6-K filed on November 21, 2006 we complied with Regulation S-X 210.05-02(20) and in



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the note to the financial statements we presented separately the contingent liability for patent claims included as of December 31, 2005.

We considered whether revising the disclosure given in our Form 20-F for Fiscal Year 2005 would be meaningful for the readers of the financial information and reached a conclusion that such additional information would not be meaningful at this time. We base our conclusion on the following: (1) the revised information is included in our Form 6-K filed on November 21, 2006 (2) the revised information will be included in our Form 20-F for the Fiscal Year 2006, to be filed during the first half of 2007, and (3) the overall amounts, although material to the total current liabilities (12.6% and 13.6% of our current liabilities as of December 31, 2004 and 2005, respectively), are not material to the overall total assets and total net assets (shareholder's equity) for the relevant periods (2.1% and 2.0% of our total assets and 2.5% and 2.3% of our shareholders' equity as of December 31, 2004 and 2005, respectively). As our assets are mostly capitalized by shareholders' equity, the amount of our liabilities is inherently low and therefore we believe that the likelihood that a reasonable person would consider these amounts and the liability item as material is very low. Due to the small percentage these accruals represent out of total assets and shareholders' equity, we do not believe it is necessary to file an amendment to the 2005 20-F.

FORM 6-K FILED ON OCTOBER 26, 2006
----------------------------------

2. TELL US HOW YOUR PRESENTATION OF CERTAIN NON-GAAP MEASURES THAT EXCLUDES STOCK COMPENSATION AND PATENT SETTLEMENT EXPENSE MEETS THE REQUIREMENTS OF
     ITEM 10(E)(I) OF REGULATION S-K AND REGULATION G. YOUR RESPONSE SHOULD INCLUDE AN EXPLANATION OF WHY THE NON-GAAP MEASURES PRESENTED IN THE TABULAR RECONCILIATIONS DO NOT AGREE TO THE AMOUNTS DISCUSSED IN YOUR NARRATIVE.

We hereby advise the Staff that we believe that our presentation of certain Non-GAAP measures that excludes stock compensation and patent settlement expense meets the requirements of item 10(e)(i) of Regulation S-K and Regulation G based on the following analysis:

Item 10(e)(i) of Regulation S-K and Regulation G require that whenever one or more Non-GAAP financial measures are included in a filing with the SEC it will be accompanied with the following:

     (A) "A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles
          (GAAP)";

               In our Form 6-K filed on October 26, 2006 we presented the most directly comparable financial measure calculated and presented in accordance with GAAP.

     (B) "A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical Non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the Non-GAAP financial measure disclosed or released with the most directly comparable



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


          financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section";

               In our narrative to Form 6-K filed on October 26, 2006 we discussed our Operating income, Net income and diluted EPS according to:

                    (i)  GAAP results,

                    (ii) the  reconciliation  of the  stock  based  compensation expenses related to the adoption of FAS 123(R) and the patent settlement reserve on the GAAP results, and

                    (iii) Non-GAAP measures.

     (C) "A statement disclosing the reasons why the registrant's management believes that presentation of the Non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations";

               In the introduction to the tabular presentation of Reconciliation of GAAP to Non-GAAP results we disclosed the reason why management believes that presentation of the Non-GAAP financial measure provides useful information to investors regarding the Company's financial condition and results of operation.

     (D) "To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the
          Non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section";

               In the introduction to the tabular presentation of Reconciliation of GAAP to Non-GAAP results we disclosed that these Non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future period.

We note the omission of the reconciliation for the patent settlement reserve in the tabular reconciliations. A discussion was provided in the narrative. We considered whether filing a revised Form 6-K would be meaningful for the readers of the financial information and we have reached a conclusion that such additional information would not be meaningful at this time. We base our conclusion on the following: (1) the information is disclosed in the narratives,
(2) the most updated information (as it related to our annual results) will be included, with a full reconciliation, in our annual earnings press release expected in early February 2007 and in our Form 20-F for the Fiscal Year 2006 to be filed in the first half of 2007.


3. EXPLAIN TO US HOW YOUR DISCLOSURES ADEQUATELY ADDRESS EACH OF THE ITEMS DISCUSSED IN QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES. IN THIS REGARD, PLEASE CLARIFY WHY IT IS USEFUL FOR INVESTORS TO EVALUATE YOUR PERFORMANCE BY DISREGARDING EXPENSES THAT ARE VIEWED AS SIMILAR TO CASH COMPENSATION BY THE RECIPIENTS AND THAT APPEAR TO BE FOR PURPOSES OF MOTIVATING EMPLOYEES TO ACHIEVE YOUR PERFORMANCE GOALS. PLEASE


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


     ENHANCE YOUR DISCLOSURES OR EXPLAIN TO US HOW YOU HAVE ADEQUATELY ADDRESSED QUESTION 8 OF THE FAQ.

We advise the Staff that we believe that our disclosures of Non-GAAP financial measures of operating results, net income and earnings per share, which are adjusted from GAAP results to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) adequately addressed the items discussed in Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures ("FAQ 8") for the following reasons:

Item 10(e) of Regulation S-K and FAQ 8 do not include a per se prohibition against removing a recurring item, as long as companies are able to demonstrate the usefulness of the measure that excludes recurring items, especially if the Non-GAAP financial measure is used to evaluate performance. Whether a Non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.

Item 10(e)(ii)(A) of Regulation S-K allows the use of the Non-GAAP financial measures such as earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA).

Stock based compensation amortization expenses under FAS123(R) are a type of recurring charges that may be excluded from GAAP earnings by the Non-GAAP measure of EBITDA. As further discussed below, the current practice used by investors to review financial performance in our industry is to focus on the earnings before stock based compensation expense.

In addition and in accordance with FAQ 8 provisions, we included the following disclosures:

     o    "The manner in which  management uses the Non-GAAP  measure to conduct
          or  evaluate  its  business   and  the   economic   substance   behind
          management's decision to use such a measure":

                  We have disclosed that these Non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. Stock based compensation expenses - similar to other type of amortization and depreciation expenses traditionally excluded by EBITDA from GAAP earnings - do not reflect current or future cash requirements and settlements. Please see further discussion below as to the economic substance behind management's decision to use such measure.

     o "The material limitations associated with use of the Non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the Non-GAAP financial measure."

                  We have disclosed that these Non-GAAP measures should be considered in addition to results prepared in accordance with GAAP,

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                  but should not be considered a substitute for or superior to
                  GAAP results. In addition the company stated that these Non-GAAP measures may be different than the Non-GAAP measures used by other companies.

     o "The manner in which management compensates for these limitations when using the Non-GAAP financial measure."

                  We believe that by presenting the GAAP results and the reconciliation between GAAP results to Non-GAAP results the Company compensates for these limitations.

     o    "The  substantive   reasons  why  management   believes  the  Non-GAAP
          financial measure provides useful information to investors."

                  We have disclosed that these Non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors as these Non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of its core operating results. Further, these Non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods.

In our presentation we clearly noted that these Non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Below are the main reasons why we believe this information is useful for investors in evaluating our performance:

1.   Comparison between current and prior periods.

     We adopted Statements 123(R) from the first interim period beginning on January 1, 2006. We disclose these Non-GAAP financial measures in order to enable adequate comparability between our current results and our results for periods prior the adoption of FAS 123(R). These Non-GAAP financial measures were provided to enhance overall understanding of the current financial performance and prospects for the future.

2. Excluding stock based compensation under FAS 123(R) is a common practice in our industry.

     We note that companies, including our direct competitors and other filers in our industry, exclude such stock based compensation expenses under FAS 123(R) in their Non-GAAP financial measures. We believe, based on discussions with investors and analysts, that this information is highly important to our investors

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     and analysts in order to make adequate performance comparisons between companies in our industry.

3. The quantification of the benefit associated with the stock based compensation include parameters that are not within the control of the management, and thus do not necessarily allow the evaluation of the Company's financial performance.

     Expenses recorded under FAS123(R) take into consideration parameters such as share price and volatility which are not within the control of the management. Furthermore, FAS 123(R) and SAB 107 allow usage of different methods to measure the expense so that different companies can reach different results in similar situations. We have been advised by investors and analysts that these factors make it difficult for them to evaluate the Company's financial performance in comparison with our peer-group.

For all these reasons, we believe the Non-GAAP measures are an important data that management, investors and analysts use to analyze the performance of the Company.

We thank you for your consideration on your reviewing these matters. If you have any further questions, please do not hesitate to contact me at 011- 972-767-9344 or our U.S. counsel, Steven Glusband at 212-238-8605.



                                            Very truly yours,

                                            /s/ Arnold Taragin
                                              Arnold Taragin

                                              Corporate V.P. and General Counsel



cc:      Tamara Tangen, Securities and Exchange Commission.






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